Microsoft Word 10.0.3416;T. ROWE PRICE SUMMIT FUNDS, INC.
         T. Rowe Price Summit GNMA Fund ("the fund")


The investment strategy has been revised to comply with the 80% name test.

The investment Strategy was changed so that up to 20% of net assets can be invested in other types of high-quality securities (AAA or AA), which are not guaranteed by the U.S. government, such as privately issued mortgage securities and corporate bonds.

The fund can now invest in Commercial Mortgage-Backed Securities. There is no limit.

Interest rate swaps was removed as an investment type for the fund.

Swaps was added as an investment type for the fund.

The operating policy for Futures and Options was revised and an operating policy for Swaps was added as follows:

Futures: Initial margin deposits and premiums on options used for nonhedging purposes will not exceed 5% of fund net asset value. Swaps: The fund will not enter into a swap agreement with any single counterparty if the net amount owed or to be received under existing contracts with that party would exceed 5% of fund total assets, or if the net amount owed or to be received by the fund under all outstanding swap agreements will exceed 10% of fund total assets. Options:
The total market value of securities covering call or put options may not exceed 25% of fund total assets. No more than 5% of fund total assets will be committed to premiums when purchasing call or put options.